Exhibit 11 - Statement re: Computation of Per Share Earnings

The computation of per share earnings for the period ended February 28, 2006 is as follows:

Number of shares issued and outstanding as at February 28, 2006	2,561,000

Accumulated losses for the period from inception to February 28, 2006	$ 14,761

Loss per share	$ (0.006)

No other shares have been issued to the date of this registration statement.